

March 18, 2013

Via E-mail
Brian Roberts
Chief Financial Officer
Warner Music Group Corp.
75 Rockfeller Plaza
New York, NY 10019

> **Re:     Warner Music Group Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 13, 2012**
> **File No. 001-32502**
> **Form 10-Q for Quarterly Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-32502**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments.  Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis
Results of Operations, page 52

1.  Throughout your discussion, please quantify each factor cited that contributed to the changes in revenues and expenses.  For example, on page 54 you disclose that the increase in digital revenue was driven by continued success of streaming services, growth of digital downloads in the U.S. and emerging digital markets in Latin America and certain European territories, partially offset by the continued decline in global ringtone revenue, but you do not quantify any of these factors.  Please revise your disclosure and ensure that your revised disclosure is sufficiently detailed in explaining the factors cited and analyzing the underlying reasons for the factors.  Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Liquidity

Contractual and Other Obligations, page 89

2.  Please include the scheduled annual fees due Access pursuant to the management agreement you entered into with Access, which is noted on page 52 of your filing.  According to your disclosure on page 124, it appears the minimum fee is $6 million per year.  Please revise accordingly.  Since the fee to Access may be higher, consider providing additional information below the table to enable investors to readily understand how the fee may vary.

Notes to Consolidated Audited Financial Statements

Note 6: Goodwill and Intangible Assets

Other Intangible Assets, page 118

3.  We note the expected useful life of your music publishing copyrights increased to 28 years after the July 20, 2011 merger from 10 to 15 years prior to the merger.  Given your disclosure, both before and after the merger, that the useful lives of definite-lived intangible assets are evaluated based on expected future cash flows associated with the assets, and given that the useful life of this asset was presumably partially consumed prior to the merger, please explain to us why the post-merger useful life is significantly longer than the remaining useful life immediately prior to the merger, how you determined the post-merger useful life, and why you believe it is reasonable and appropriate.  As part of your response, please also address other categories of definite-lived intangibles whose post-merger useful lives exceeded their pre-merger remaining useful lives.

Note 9: Income Taxes, page 120

4.  In the table on page 121 that presents the differences between the U.S. Federal statutory income tax rate and income taxes provided, you report the line item "Loss without benefit/(release of valuation allowance), net."  It appears this line represents two different effects, which may be opposite from one another (that is, the "loss without benefit" increases tax expense, whereas the "release of valuation allowance" reduces tax expense).  Please present a line item for each respective effect represented in this line for transparency, or advise why your presentation is meaningful.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 151

5.  Please note that Item 307 of Regulation S-K requires a conclusion as to the effectiveness of "disclosure controls and procedures" as defined in the Exchange Act rules.  Please represent

to us whether or not these controls were effective at September 30, 2012, and revise your filing accordingly.

Form 10-Q for Quarterly Period Ended December 31, 2012

Notes to Consolidated Interim Financial Statements

Note 6: Commitments and Contingencies, page 13

6.  It appears that the ongoing lawsuits in regard to "Pricing of Digital Music Downloads" and "Music Download Putative Class Action Suits" may be material to investors. In this regard, please disclose for either an estimate of the loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made, pursuant to ASC 450-20-50-4.b. You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

    If you conclude that you cannot estimate the reasonably possible loss or range of loss, please explain to us (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Management's Discussion and Analysis

Financial Condition and Liquidity

Covenant Compliance, page 51

7.  Please specifically state whether or not you are in compliance with all covenants in effect. If any covenants are close to being noncompliant, identify which ones and the degree to which the covenant is in compliance.

8.  You present the measure "consolidated EBITDA" as calculated pursuant to your new revolving credit facility. You state that your notes and term loan credit agreement also use similar measures called "consolidated EBITDA" or "EBITDA." Please explain to us and disclose why you chose to present the measure as calculated pursuant to the new revolving credit facility instead of or in addition to the measures associated with your other debt arrangements. In so doing, tell us which measure of each arrangement is the most restrictive, or limiting, to you. Also, please advise if there are material financial measures associated with your notes and term loan credit agreement of which investors should be aware.

9. Please clarify the computation indicated in footnote (h) in regard to the "consolidated funded indebtedness, less cash" ratio presented on page 52. It is not clear which items are additive or subtractive in arriving at the amount presented.

10. In footnote (i) to the "leverage ratio" in the table on page 52 you disclose the maximum ratio permitted under the new revolving credit facility when the outstanding aggregate principal amount of borrowings under the facility is greater than $30 million. Please disclose the permitted ratio when the outstanding aggregate principal amount of borrowings under the facility is less than $30 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief